Exhibit 99.1

LI-CYCLE HOLDINGS CORP.

VIA SEDAR

February 18, 2022

To:	All depositories

Ontario Securities Commission

Dear Sir/Madam:

Re:	Li-Cycle Holdings Corp. - Notice of Meeting and

Record Date

We advise of the following with respect to the Issuer’s upcoming Meeting of Security Holders:

Meeting Type:	Annual General and Special Meeting

Meeting Date:	April 28, 2022

Record Date for Notice of Meeting:	March 18, 2022

Record Date for Voting (if applicable):	March 18, 2022

Beneficial Ownership Determination Date:	March 18, 2022

Meeting Location (if available):	Virtual Meeting

Notice-and-access for registered shareholders	Yes

Notice-and-access for non-registered shareholders	Yes

Notice-and-access stratification criteria	No

Issuer sending proxy related materials directly to NOBOs:	No

Issuer paying for delivery to OBOs:	Yes

Classes of securities entitled to receive notice of meeting and to vote:

Description	CUSIP Number	ISIN
Common Shares	50202P105	CA50202P1053

Sincerely,

/s/ Nahla Azmy
Nahla Azmy
SVP, Investor Relations and Financial Communications